767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

November 26, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Max A. Webb

Re:                             AMC Entertainment Holdings, Inc. Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-190904)

Dear Mr. Webb:

On behalf of our client, AMC Entertainment Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-190904) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated November 25, 2013. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 4, including copies marked to show the changes effected by Amendment No. 4.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4.

Correspondence Filed November 22, 2013

Capitalization, page 38

1.                                      The current presentation of as adjusted information for your Class A shares classified as temporary and permanent equity in the table on page 39 is unclear since you have reflected both the 173,147 shares classified as temporary equity and the 19,225,779 issued and outstanding shares following the completion of the reclassification and the offering in the description of the amounts for both your temporary and permanent equity. Please revise to only reflect the Class A shares classified as temporary equity in the description of the shares classified as temporary equity. Similarly, please revise to only reflect the Class A shares classified as permanent equity in the description of the shares classified as permanent equity.

The Company has revised the capitalization table contained in its correspondence filed November 22, 2013 to only reflect the Class A shares classified as temporary equity in the description of the shares classified as temporary equity and only reflect the Class A shares classified as permanent equity in the description of the shares classified as permanent equity. The changed page showing this revision is attached hereto as Annex A.  We will make a corresponding change to the Registration Statement when we file a pre-effective amendment containing our price range.

Amended Registration Statement on Form S-1

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 42

2.                                      We note the changes that have been made to footnote (12) in response to our prior comment 1. As it appears that the fully vested shares that will be issued to management in connection with the offering will not have a continuing impact on your results of operations since they are fully vested at issuance, please revise to only reflect the expense associated with these grants as an adjustment in your pro forma balance sheet. Footnote (12) should continue to disclose the amount of expense that will be recognized in connection with these share grants and should explain that they are only reflected as an adjustment to the pro forma balance sheet since they will not have a continuing impact on your results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

The Company has revised footnote (12) on page 55 to only reflect the expense associated with the referenced grants as an adjustment to the pro forma balance sheet.  The Company has continued to disclose the amount of expense that will be recognized in connection with these share grants and has explained that they are only reflected as an adjustment to the pro forma balance sheet since they will have no continuing impact on the Company’s results of operations.

Pro Forma Earnings per Share from Continuing Operations, page 46

3.                                      Please explain in detail in the notes to the pro forma financial information how you calculated or determined the weighted average number of shares used to compute pro forma earnings per share for the nine months ended September 30, 2013 and for the Transition period reflected in the table at the top of page 47. Please consider including a tabular summary of the various amounts comprising your pro forma weighted average shares outstanding for each period presented in the notes to the pro forma financial information.

The Company has included on pages 47 and 48 a tabular summary of the various amounts comprising its weighted average shares outstanding for each period presented in the notes to the pro forma financial information. The Company will provide omitted information in a future pre-effective amendment to the Registration Statement when a price range for the offering is determined. Additionally, attached as Annex B hereto is the changed page from the Company’s November 22, 2013 correspondence filing showing this revision. The Company has also included a similar tabular summary for its historic weighted average shares outstanding on page 46.

Note 1. The Company and Significant Accounting Policies

Prior Period Adjustments, page F-50

4.                                      We note your response to our prior comment 12 but continue to believe that your financial statements for the period from August 31, 2012 through December 31, 2012 should be revised to indicate they have been restated as required by ASC 250-10-50-7. Please revise to clearly state in the heading to your financial statements for this period that they are restated. The financial information for this period in your Summary Historical Financial and Operating Data on page 16, in your Selected Historical Financial and Operating Data on page 55 and elsewhere in the filing where financial information for this period is presented should be similarly revised.

The Company has revised the headings to its financial statements for the period from August 31, 2012 through December 31, 2012 to clearly state that they have been restated.  The headings to the Company’s financial information for this period in Summary Historical Financial and Operating Data on page 16, Selected Financial Data on page 55 and elsewhere in the filing for this period have been similarly revised.

5.                                      In a related matter, as the errors to your tax provision that were corrected during the period from August 31, 2012 through December 31, 2012 represented in excess of ten percent of your pretax earnings from continuing operations for this period, we do not believe that the correction of such errors represented immaterial error corrections as you have disclosed in the last sentence on page F-52. Please revise to eliminate this disclosure.

The Company has eliminated the referenced disclosure on page F-52.

Note 2. Merger, page F-61

6.                                      We have reviewed the supporting documentation that was provided in response to our prior comment 13 but continue to believe that certain of the costs that were not recognized in the company’s financial statements were not actually contingent upon consummation of the acquisition. In this regard, we note from various documents provided in section C of the supplemental materials provided as part of your response that the bond consent fees were payable upon satisfaction or waiver of all conditions precedent to the closing of the acquisition and were payable immediately prior to the closing. In fact, some of the bond fees were actually paid prior to the consummation of the acquisition. Since these fees were payable prior to the closing of the acquisition, their payment does not appear to be contingent upon consummation of the acquisition and they should be expensed. Similarly, based on the various documents provided in section D of the supplemental materials, we noted no evidence that would indicate the payment of these professional fees was contingent upon completion of the merger as all of these costs appear to represent normal acquisition related professional fees which should have been expensed as incurred in your financial statements. Given the above factors, please revise to reflect the bond consent fees and professional fees as expenses in the financial statements of the predecessor entity for the period ended August 30, 2012.

Per discussion with the Staff on November 26, 2013, and as a result of discussions with our external auditors and legal counsel, the Company has reaffirmed that the bond amendment fees were contingent on the consummation of the Merger.  The bond amendment fees were negotiated so that they would only become payable upon all conditions precedent to the Merger being satisfied and the Merger being effected.  While there is language in the consent solicitation document to the effect that the bond amendment fees would be paid immediately prior to the closing of the Merger, it was never the Company’s intent, and the bondholders had no expectation, that the bond amendment fees would be paid unless and until the Merger was completed.  In fact, the bond amendment fees were wired on the date of the closing of the Merger subsequent to the former owners being paid.  The sequencing further supports the Company’s position that costs incurred were contingent and paid upon consummation of the Merger.

The Company acknowledges that the supporting documentation provided to the Staff for the professional fees of $1,088,000 does not provide explicit evidence that they were contingent upon consummation of the Merger, with exception of approximately $210,000 of these costs.  The Company acknowledges that it should have expensed the professional fees in the predecessor period ended August 30, 2012 and further notes that those expenses are not material to the predecessor period as they represented approximately 1.6% of earnings from continuing operations for the period March 30, 2012 through August 30, 2012.    The Company has revised Note 2 — Merger on F-61 to reflect that these professional fees of $878,000 were not included as part of the contingent merger costs.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8165.

Sincerely yours,

/s/ Matthew D. Bloch
Matthew D. Bloch
Weil, Gotshal & Manges LLP

cc:	Kevin M. Connor, AMC Entertainment Holdings, Inc.
Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP